As filed with the Securities and Exchange Commission on March 13, 2009

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

FGX INTERNATIONAL HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

British Virgin Islands	98-0475043
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

500 George Washington Highway
Smithfield, Rhode Island 02917
(401) 231-3800

(Address and telephone number,
including area code, of registrant’s principal executive offices)

FGX INTERNATIONAL INC. 401(K) PROFIT SHARING PLAN

(Full title of the plan)

Jeffrey J. Giguere
Executive Vice President, General Counsel and Secretary
FGX International Holdings Limited
500 George Washington Highway
Smithfield, Rhode Island 02917
(401) 231-3800

(Address and telephone number,
including area code, of agent for service)

Copy to:
Matthew C. Dallett
Edwards Angell Palmer & Dodge LLP
111 Huntington Avenue
Boston, MA 02199
(617) 239-0100

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller reporting company	☐

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered(1)	Amount to be Registered(1)(2)	Proposed Maximum Offering Price per Unit(3)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee(3)
Ordinary Shares, no par value	50,000	$9.02	$451,000	$17.72

(1)                                 In addition, pursuant to Rule 416(c) under the Securities Act of 1933 (the “Securities Act”), this Registration Statement covers an indeterminate amount of interests to be offered or sold pursuant to the FGX International Inc. 401(k) Profit Sharing Plan (the “Plan”).

(2)          Pursuant to Rule 416(a) under the Securities Act, this Registration Statement registers such additional number of ordinary shares as may be issued upon a stock split, stock dividend or similar adjustment of the registrant’s outstanding ordinary shares.

(3)                                 In accordance with Rules 457(c) and 457(h)(1) under the Securities Act, the proposed maximum offering price per share and the maximum aggregate offering price for the ordinary shares have been calculated solely for the purpose of computing the registration fee on the basis of the average of the high and low prices of the ordinary shares as reported on the NASDAQ Global Market on March 9, 2009.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

This Registration Statement includes two prospectuses:

A.   Prospectus relating to the issuance of up to 50,000 ordinary shares pursuant to the FGX International Inc. 401(k) Profit Sharing Plan (the “Plan”) and an indeterminate amount of interests to be offered or sold pursuant to the Plan

The information specified in Item 1 and Item 2 of Part I of Form S-8 is omitted from this filing in accordance with the provisions of Rule 428 under the Securities Act of 1933, as amended (the “Securities Act”).  The documents containing the information specified in Part I will be delivered to the participants in the Plan as required by Rule 428(b)(1) under the Securities Act.  Such documents and the documents incorporated by reference into this Registration Statement pursuant to Item 3 of Part II hereof are not being filed with the Securities and Exchange Commission, but, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

B.  Reoffer prospectus

The following material constitutes a reoffer prospectus prepared in accordance with the requirements of Part I of Form S-3 pursuant to General Instruction C of Form S-8 that may be used by the selling shareholders described therein from time to time for the reoffer and resale of up to 50,000 ordinary shares acquired by the selling shareholders pursuant to the Plan.

PROSPECTUS

FGX INTERNATIONAL HOLDINGS LIMITED

50,000 ORDINARY SHARES

This prospectus covers the reoffer and resale of up to 50,000 ordinary shares for the accounts of executive officers of FGX International Holdings Limited who may be considered its affiliates under the Securities Act of 1933, as amended.  The shares covered by this prospectus will be acquired and sold for the accounts of the selling shareholders from time to time pursuant to the FGX International Inc. 401(k) Profit Sharing Plan.  Such shares may be sold by the trustee or administrator of such Plan at the prevailing market price or in privately negotiated transactions.  We will receive no proceeds from the sale of the shares for the accounts of the selling shareholders.

Our ordinary shares are quoted on the NASDAQ Global Market under the symbol “FGXI.”  On March 11, 2009, the reported closing price per share of our ordinary shares was $9.59.

You should read this prospectus carefully before you invest.  Investing in these securities involves significant risks.  See “Risk Factors” beginning on page 1 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is March 13, 2009

ABOUT THIS PROSPECTUS

This prospectus incorporates by reference important information.  You may obtain the information incorporated by reference without charge by following the instructions under “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” appearing below before deciding to invest in our shares.

References in this prospectus to “we”, “us,” “our” and the “Company” are to FGX International Holdings Limited and its subsidiaries.

You should rely only on the information contained or incorporated by reference in this prospectus.  Neither we nor the selling shareholders have authorized anyone to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or the time of any sale of our ordinary shares under this prospectus.  Our business, financial condition, results of operations and prospects may have changed since such date.  You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.  Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement.  Any statement that is modified or superseded will not constitute a part of this prospectus, except as modified or superseded.

i

PROSPECTUS SUMMARY

The following is only a summary of some of the information contained or incorporated by reference in this prospectus that we believe to be important. We have selected highlights of material aspects of our business to be included in this summary. We urge you to read this entire prospectus, including the information incorporated by reference in this prospectus. Investing in our ordinary shares involves risks. Therefore, you should carefully consider the information below under the heading “Risk Factors.”

Business

We are a business company incorporated under the laws of the British Virgin Islands (“BVI”). We conduct business through our Delaware subsidiary, FGX International Inc. (“FGX International”), and its operating subsidiaries. We are a leading designer and marketer of non-prescription reading glasses, sunglasses and costume jewelry with a portfolio of established, highly recognized eyewear brands including FosterGrant®, Magnivision® and SolarShield®.

Our largest shareholder, Berggruen Holdings North America Ltd. (together with its predecessors, “BHNA”), acquired AAi.FosterGrant, Inc. (“AAIFG”) in a series of transactions between 2000 and 2003. We were incorporated on September 22, 2004 to hold the stock of AAIFG and, in October 2004, we acquired Magnivision, Inc. On October 24, 2007, we undertook an initial public offering in which we sold 6,666,667 of our ordinary shares at a price to the public of $16.00 per share and certain shareholders, including BHNA, sold 7,133,333 shares. We received approximately $97.2 million in net proceeds (after deducting aggregate underwriting discounts, commissions and expenses of approximately $9.5 million), which we used to repay indebtedness and related costs.

On November 26, 2008, we completed the acquisition of Dioptics Medical Products, Inc. (“Dioptics”), which became a wholly-owned subsidiary.

Our registered office is located at Midocean Chambers, P.O. Box 805, Road Town, Tortola, British Virgin Islands. Our principal executive offices are located at 500 George Washington Highway, Smithfield, Rhode Island 02917 and our telephone number is (401) 231-3800. Our web site address is www.fgxi.com. Unless specifically incorporated by reference, information contained in our web site is not a part of this prospectus.

RISK FACTORS

In addition to the risks related to this offering and our ordinary shares described below, you should consider the additional risks set forth under “Risk Factors” included in Part I, Item 1A in our Annual Report on Form 10-K for the fiscal year ended January 3, 2009, which are incorporated by reference into this prospectus.

Our business and, accordingly, an investment in our securities, involves significant risks, including but not limited to those described in the “Risk Factors” section of the Form 10-K referred to above and those set forth below. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of these risks were to occur, our business, financial condition and results of operations could be seriously harmed. In that event, the trading price of our shares could decline and you may lose all or part of your investment.

Risks Related to this Offering

Future sales of our ordinary shares in the public market could cause our share price to fall.

If we or our existing shareholders sell substantial amounts of our ordinary shares in the public market after this offering, or if it is perceived that such sales might occur, the market price of our ordinary shares could decline. In addition, if these sales or perceptions were to occur or arise, we might find it more difficult to sell equity securities in the future at a time and at a price that we deem desirable.

The market price of our ordinary shares has been and may continue to be highly volatile.

Prior to the completion of our initial public offering in October 2007, there was no public market for our ordinary shares. Since our initial public offering, the trading price of our ordinary shares has fluctuated from a high of $18.89 to a low of $7.37. The market price of our ordinary shares may continue to be highly volatile. This volatility may be influenced by many factors, some of which are beyond our control and are unrelated to our operating performance, including those described in the “Risk Factors” section of the Form 10-K referred to above and the following:

•	the failure of securities analysts to continue to cover the Company or changes in recommendations or financial estimates by analysts;

•	changes in market valuation or earnings of our competitors;

•	variations in quarterly operating results;

•	availability of capital;

•	general economic conditions;

•	terrorist acts;

•	future sales of our ordinary shares; and

•	investor perception of us and our industry.

If the market price of our ordinary shares continues to be volatile, you may not be able to resell your ordinary shares at or above your purchase price.

Low trading volume of our ordinary shares may limit your ability to sell your shares or may result in lower sale prices.

During the last three months, the average daily trading volume of our ordinary shares was approximately 108,700 shares, or about 0.5% of our ordinary shares outstanding as of March 12, 2009. As a result, you may have difficulty selling a large number of our ordinary shares in the manner or at a price that might be attainable if our ordinary shares were more actively traded. In addition, the market price of our ordinary shares may not be reflective of their underlying value.

Because we do not intend to pay dividends on our ordinary shares, your only opportunity to achieve a return on your investment is if the price of our ordinary shares appreciates.

We have paid no cash dividends on our ordinary shares to date and we currently do not plan to declare dividends on our ordinary shares in the foreseeable future. Any payment of cash dividends will depend upon our financial condition, capital requirements, earnings and other factors deemed relevant by our board of directors. Further, our credit facility restricts our ability to pay cash dividends. Agreements governing future indebtedness will likely contain similar restrictions on our ability to pay cash dividends. Consequently, your only opportunity to achieve a return on your investment in the Company will be if the market price of our ordinary shares appreciates and you sell your ordinary shares at a profit.

Our largest shareholder may continue to exert significant influence over us.

Prior to the offering, BHNA, together with its affiliates, was our largest shareholder, owning approximately 33% of our outstanding ordinary shares. To the extent BHNA and its affiliates retain significant ownership of our ordinary shares, they will continue to have the ability to significantly influence all matters requiring shareholder approval, including the nomination and election of directors, the determination of our corporate and management policies and the determination of the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. In addition, two of our six directors are officers of BHNA’s parent company. The interests of BHNA, or its affiliates, may not coincide with the interests of other holders of our ordinary shares.

Because we are incorporated under the laws of the BVI, it may be more difficult for our shareholders to protect their rights than it would if they were shareholders of a corporation incorporated in another jurisdiction.

Our corporate affairs are governed by the BVI Business Companies Act, 2004 (British Virgin Islands) and by our Memorandum and Articles of Association. The rights of our shareholders under BVI law are governed by the laws of the BVI and English common law. The interpretation of these laws, in particular the Business Companies Act adopted in 2004, is not as clearly established and developed as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty in protecting your interests in the face of actions by our management, directors or principal shareholder than would shareholders of a corporation incorporated in a jurisdiction in the United States.

In addition, BVI law permits our board of directors to refuse to permit a shareholder to review, copy or inspect certain documents including the list of shareholders or directors or minutes and resolutions of shareholders, if our board believes it would be contrary to our interest to allow review, copy or inspection. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. Furthermore, BVI law only allows a minority shareholder to bring a derivative action on behalf of the Company with a court’s permission. As a result, it may be more difficult to bring derivative actions under BVI law than under state law in the United States to protect your interests in the face of actions by our management, directors or principal shareholder.

Because we are incorporated under the laws of the BVI, it may be more difficult for our shareholders to enforce judgments against us than it would if they were shareholders of a corporation incorporated in another jurisdiction.

Judgments obtained in the courts of any state within the U.S. generally will be recognized and enforced by courts in the BVI (except for judgments regarding penalties, fines, taxes or other fiscal or revenue obligations of ours) if these judgments are final, for a liquidated sum, were not obtained in a fraudulent manner and are not of a kind the enforcement of which is contrary to BVI public policy. There is some doubt as to whether the courts of the BVI would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the federal or state securities laws of the U.S., or would hear actions against us or those persons based on those laws. We have been advised by our legal advisors in the BVI that the U.S. and the BVI do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the U.S. based on civil liability, whether or not based solely on U.S. federal or state securities law, would not automatically be enforceable in the BVI.

As outlined above, there are grounds upon which a BVI court may not enforce the judgments of U.S. courts and some remedies available under the laws of U.S. jurisdictions, including some remedies available under U.S. federal securities laws, may not be permitted under BVI courts as contrary to public policy in the BVI. Similarly, those judgments may not be enforceable in countries other than the U.S. where we have assets. Further, no claim may be brought in the BVI by or against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial application under BVI law and do not have force of law in the BVI; however, a BVI court may impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under BVI law.

Our Memorandum and Articles of Association contain anti-takeover provisions which may discourage attempts by other companies to acquire or merge with us and which could reduce the market value of our ordinary shares.

Provisions in our Memorandum and Articles of Association may delay, deter or prevent other persons from attempting to acquire control of us, which could reduce the market value of our ordinary shares. These provisions include:

•	the authorization of our board of directors to issue further classes of shares, including preference shares, without the specific approval of the holders of ordinary shares;

•	the prohibition of action by the written consent of the shareholders; and

•

the requirement that the holders of two-thirds of the outstanding shares entitled to vote at a meeting are required to approve changes to specific provisions of our Memorandum and Articles of Association including those provisions described above and others which are designed to discourage non-negotiated takeover attempts.

In addition, our Memorandum and Articles of Association permit special meetings of the shareholders to be called only by our Chief Executive Officer or our board of directors upon request by a majority of our directors or the written request of holders of 30% or more of our outstanding voting securities.

Our board of directors may issue further classes of shares, including preference shares, without the specific approval of the holders of ordinary shares.

Our board of directors may issue further classes of shares, including shares having preferential rights to the ordinary shares, without the specific approval of the holders of ordinary shares. The issuance of such preference shares may enable our board of directors to render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in our best interest, our board of directors could cause preference shares to be authorized and issued without shareholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent shareholder or shareholder group. In this regard, our Memorandum and Articles of Association grants our board of directors broad power to further amend the Memorandum and Articles of Association to establish the rights and preferences of further classes of shares, including preference shares. The issuance of such further classes of shares, including preference shares, pursuant to our board of directors’ authority described above could decrease the amount of earnings and assets available for distribution to you. In addition, the issuance of further classes of shares could adversely affect your rights, including voting rights in the event a particular class of preference shares is given a disproportionately large number of votes per ordinary share, and may have the effect of delaying, deferring or preventing a change in control that may be favored by shareholders.

WARNING REGARDING
FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference in it include forward-looking statements. These include, but are not limited to, statements about our expectations, hopes, beliefs, intentions or strategies regarding the future, as well as statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. They may refer, without limitation, to retail and brand initiatives, upcoming product releases, operational improvements, market growth or acceptance of our products, and future revenue, costs, results of operations, or profitability. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may, but are not necessary to, identify forward-looking statements.

The forward-looking statements contained or incorporated by reference in this prospectus are based on our current expectations, beliefs and assumptions concerning future developments and their potential effects on us and speak only as of the date of this report. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other factors that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: deteriorating economic conditions and continued decreases in consumer confidence and resulting changes in consumer discretionary spending; adverse changes in customers’ inventory and working capital policies; the bankruptcy or other lack of commercial success of one or more of the Company’s customers; the outcome of the strategic review of the Company’s jewelry segment and any associated charges; the Company or others may discover that the Company’s products must be recalled because of defects; consumers, retailers, shareholders and/or others may bring litigation or other claims against the Company related to its products that may cause it to incur substantial costs to resolve; the concentration of manufacturing of the Company’s products in China; interruptions of supply from our Asian product manufacturers; political instability or changing conditions in transportation services in foreign countries; other risks associated with our international operations, including foreign currency exchange rate fluctuations and the impact of quotas, tariffs, or other restrictions on the importation or exportation of our products; a material reduction, cessation, or postponement of purchases by our customers; failure to comply with federal or state regulation of the distribution or sale of our products; the uncertainty of the litigation process including the risk of an unfavorable result in current or future litigation; depending upon market conditions, the Company may not complete the stock buyback program; interest rate fluctuations; the Company’s credit insurance may not cover all of our outstanding accounts receivable; the effectiveness and impact of our advertising strategy; and disruption due to weather, fire or other unforeseen circumstances in our principal distribution center;.as well as those factors described or referred to under the heading “Risk Factors” above. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

USE OF PROCEEDS

The net proceeds from the disposition of the shares covered by this prospectus will be received by the selling shareholders. We will not receive any proceeds from the disposition of the shares.

SELLING SHAREHOLDERS

The selling shareholders will be executive officers of the Company who participate from time to time in the FGX International Inc. 401(k) Profit Sharing Plan (the “Plan”).  Set forth below is the following information regarding the beneficial ownership of our ordinary shares by the Company’s current executive officers: (1) their names; (2) the number of ordinary shares owned by each as of March 12, 2009; (3) the number of shares being offered pursuant to this prospectus; (4) the number of ordinary shares expected to be owned by each upon completion of this offering; and (5) the percentage of our outstanding ordinary shares expected to be owned by each upon completion of this offering.

	Shares Owned Before this	Shares Offered	Shares Owned Upon Completion of this Offering(3)(4)
Name	Offering(1)	Hereby(2)	Number	Percent
Alec Taylor	495,616	10,000	495,616	2.19
John Flynn Jr.	284,188	10,000	284,188	1.28
Steven Crellin	221,478	10,000	221,478		*
Mark A. Williams	16,666	10,000	16,666		*
Timothy Swartz	13,333	10,000	13,333		*
Gerald Kitchen	24,579	10,000	24,579		*
Robert Grow	22,000	10,000	22,000		*
Thomas Fernandes	13,333	10,000	13,333		*
Anthony Di Paola	53,260	10,000	53,260		*
Richard Christy	13,333	10,000	13,333		*
Richard W. Kornhauser	27,300	10,000	27,300		*
Jeffrey J. Giguere	23,079	10,000	23,079		*

* Less than 1%

(1)   Includes the following shares issuable upon exercise of stock options on or within 60 days after March 12, 2009: Mr. Taylor (480,577), Mr. Flynn (69,004), Mr. Crellin (219,641), Mr. Williams (16,666), Mr. Swartz (13,333), Mr. Kitchen (23,079), Mr. Grow (20,000), Mr. Fernandes (13,333), Mr. Di Paola (53,260), Mr. Christy (13,333), Mr. Kornhauser (25,000), and Mr. Giguere (23,079).  For Mr. Taylor, also includes 39 shares owned by his wife, as to which Mr. Taylor disclaims beneficial ownership.

(2)  Estimated maximum amount that each of the selling shareholders may acquire pursuant to the Plan and, therefore, be able to dispose of pursuant to this prospectus.  However, all, a portion, or none of such shares may be resold for the accounts of any of the selling shareholders from time to time.

(3)  Assumes the sale of all shares covered by this prospectus, but no other shares.

(4)  Percentages are based upon 22,122,900 ordinary shares that were outstanding as of March 12, 2009.

Changes to the respective numbers of shares offered hereby, as well as the names of additional selling shareholders and the number of shares that may be sold for the account of each from time to time, will be provided in one or more prospectus supplements.

PLAN OF DISTRIBUTION

The shares covered by this prospectus will be acquired for the accounts of the selling shareholders from time to time pursuant to the Plan.  Such shares may be sold by Reliance Trust Company, the trustee of the Plan, or any successor trustee, or any other administrator of the Plan in complying with elections made from time to time by the selling shareholders to transfer amounts between investment funds within the Plan.  Such sales may be executed on on any stock exchange, market or trading facility on which the shares are traded, or sales may be made to a broker-dealer, including a market-maker, that is purchasing for its own account or in privately negotiated transactions.  These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling shareholders and any broker-dealers or agents that act in connection with the sale of securities registered pursuant to this prospectus may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers or agents and any profit on the resale of the securities sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act.

MATERIAL UNITED STATES
FEDERAL INCOME TAX CONSEQUENCES

The following summary describes the material United States federal income tax consequences of the ownership of our shares as of the date hereof by U.S. Holders (as defined below) and non-U.S. Holders. Except where noted, this discussion deals only with shares held as capital assets. This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•                  a non-U.S. Holder;

•                  a bank;

•                  a dealer in securities or currencies;

•                  a financial institution;

•                  a regulated investment company;

•                  a real estate investment trust;

•                  an insurance company;

•                  an expatriate;

•                  a tax-exempt organization;

•                  a person holding our shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•                  a trader in securities that has elected the mark-to-market method of accounting for securities;

•                  a person liable for alternative minimum tax;

•                  a person who owns, directly or indirectly, 10% or more of our voting stock;

•                  a partnership or other pass-through entity or an investor in a partnership or a pass-through entity; or

•                  a person whose “functional currency” is not the United States dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified, which replacement, revocation or modification may be retroactive, so as to result in United States federal income tax consequences different from those discussed below.

If you are considering the purchase, ownership or disposition of our shares, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any United States federal estate and gift tax consequences and any consequences arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares that is:

•                  an individual U.S. citizen or resident;

•                  a corporation or other entity taxable as a corporation, for United States federal income tax purposes, created or organized in or under the laws of the United States, any state of the United States or the District of Columbia;

•                  an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•                  a trust if (1) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable United States Treasury regulations to be treated as a U.S. person.

If a partnership holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our ordinary shares, you are urged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our ordinary shares to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his ordinary shares and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our ordinary shares will be treated as “passive income” and foreign source income for purposes of computing allowable foreign tax credits for United States federal income tax purposes.

Dividends paid on our ordinary shares to a U.S. Holder who is an individual, trust or estate (a “U.S. Noncorporate Holder”) generally will be treated as “qualified dividend income” that is taxable to such U.S. Noncorporate Holders at preferential tax rates (generally, through 2010) provided that (1) the ordinary shares are readily tradable on an established securities market in the United States (such as the NASDAQ Global Market); (2) we are not a passive foreign investment company (as discussed below) for the taxable year during which the dividend is paid or the immediately preceding taxable year; (3) the U.S. Noncorporate Holder has owned the ordinary shares for more than 60 days in the 121-day period beginning 60 days before the date on which the ordinary shares become ex-dividend; (4) the U.S. Noncorporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property; and (5) the U.S. Noncorporate Holder has not elected to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. There is no assurance that any dividends paid on our ordinary shares will be eligible for these preferential rates in the hands of a U.S. Noncorporate Holder, although we believe that they will be so eligible.

Sale, Exchange or Other Disposition of Ordinary Shares

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our ordinary shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss generally will be capital gain or capital loss and generally will be treated as U.S.-source income or loss for purposes of computing any allowable U.S. foreign tax credit. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Long-term capital gains of U.S. Noncorporate Holders are eligible for reduced rates of taxation. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Application of Passive Foreign Investment Company Rules

Special United States federal income tax rules apply to a U.S. Holder who holds stock in a foreign corporation classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes. In general, we will be treated as a PFIC with respect to a holder if, for any taxable year in which such U.S. Holder held our ordinary shares, either:

•                  at least 75% of our gross income for such taxable year consists of passive income; or

•                  at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income.

We must apply these tests by taking into account our proportionate share of the gross income and assets of any corporation in which we own, directly or indirectly, 25% or more of the value of the stock. For purposes of these tests, “passive income” generally includes dividends, interest and income equivalent to interest, royalties and rents (other than certain royalties and rents earned in the active conduct of a trade or business), annuities, gains from assets that produce passive income or certain assets that do not produce income (e.g., certain investment assets), certain gains from transactions in commodities or foreign currencies, and income from notional principal contracts.

Based on a review of our assets and income, including our projected assets and income for the remainder of 2009 and future years, we believe that we will not be a PFIC for 2009 or any subsequent year. However, our status as a PFIC in any year will depend on our assets and income for that year, which will not be determinable until after the close of that year. Accordingly, there can be no assurance that we will not be treated as a PFIC in 2009 or any subsequent year.

If we were treated as a PFIC for any taxable year during a U.S. Holder’s holding period for our ordinary shares, then, subject to the “qualified electing fund” (“QEF”) and mark-to-market rules described below, gains realized by the U.S. Holder on a sale, exchange or disposition of our ordinary shares and certain “excess distributions” received by the U.S. Holder with respect to our ordinary shares would be taxed under special “interest charge” rules. Under these rules, (i) such gains and excess distributions would be allocated ratably over the U.S. Holder’s holding period for our ordinary shares, (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income, (iii) the amount allocated to each other year would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and (iv) an interest charge for the deemed benefit of the deferral of taxes would be imposed with respect to the resulting tax attributable to each such other year. For this purpose, a distribution is an “excess distribution” to the extent that the total distributions received by the U.S. Holder with respect to his shares in a given year exceed 125% of the average annual distributions received with respect to such shares during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for the shares).

If a U.S. Holder makes a QEF election with respect to our ordinary shares, then for any year in which we are a PFIC the U.S. Holder must include in income his pro rata share of our ordinary earnings and net capital gain, regardless of whether such amounts are distributed. If a U.S. Holder’s QEF election is in effect for each year in his holding period for our ordinary shares during which we are a PFIC, the U.S. Holder will not be subject to the interest charge rules described above. A QEF election generally must be made on or before the due date for a U.S. Holder’s federal income tax return for the first year to which the QEF election is to apply. A QEF election is available only if the U.S. Holder receives an annual information statement from the PFIC setting forth its ordinary earnings and net capital gains, as calculated for U.S. federal income tax purposes. If we determine that we are a PFIC for any particular year, we will supply a PFIC annual information statement, for each applicable year, to any U.S. Holder or former U.S. Holder who requests it. We will notify U.S. Holders if we become aware that we are a PFIC in any taxable year. U.S. Holders should consult their own advisors regarding the procedures for and consequences of making a QEF election.

A U.S. Holder of shares of a PFIC that are regularly traded on a qualified exchange may elect to account for his shares on a mark-to-market basis. We anticipate that this election would be available for our ordinary shares. A U.S. Holder making this election would not be subject to the interest charge rules for any year for which the election was in effect. Instead, the U.S. Holder would include as ordinary income for each taxable year the excess, if any, of the fair market value of the ordinary shares at the end of the taxable year over such holder’s adjusted tax basis in the ordinary shares. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the ordinary shares over the fair market value of such stock at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his ordinary shares would be adjusted to reflect any such income or loss amount taken into account. Gain realized on the sale, exchange or other disposition of our ordinary shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the ordinary shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

If, on the date of death of a U.S. Holder owning our ordinary shares, we were classified as a PFIC and the U.S. Holder did not have a QEF or mark-to-market election in effect, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.

A U.S. Holder will be required to file IRS Form 8621 if he holds our ordinary shares in any year in which we are classified as a PFIC.

United States Federal Income Taxation of Non-U.S. Holders

A beneficial owner of ordinary shares (other than a partnership) that is not a U.S. person is referred to herein as a “Non-U.S. Holder.”

Dividends on Ordinary Shares

Subject to the potential application of the anti-inversion rules discussed below, non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our ordinary shares, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Ordinary Shares

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our ordinary shares, unless:

•                  the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

•                  the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for United States federal income tax purposes, the income from the ordinary shares, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business generally will be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Application of Anti-Inversion Rules

Section 7874 of the Internal Revenue Code contains an “anti-inversion” provision under which a foreign corporation may be treated as a U.S. corporation for all U.S. federal tax purposes if:

•                  the foreign corporation acquires substantially all the properties of a U.S. corporation;

•                  the former shareholders of the U.S. corporation hold, by reason of owning stock in the U.S. corporation, at least 80 percent of the stock of the foreign corporation (the “80 percent test”); and

•                  the foreign corporation does not have substantial business activities in its country of organization.

In 2004, our subsidiary, FGX International Limited, acquired all of the stock (and, therefore, indirectly acquired all of the properties) of AAIFG from certain of its affiliates in a corporate restructuring. As a result of that restructuring, the former shareholders of AAIFG acquired more than 80 percent of the stock of FGX International Limited. Moreover, FGX International Limited did not have substantial business activities in the BVI, its country of organization. Nevertheless, we believe that FGX International Limited should not be treated as a U.S. corporation under Section 7874 because its acquisition of AAIFG should qualify for an exception, set forth in Treasury regulations, that is designed to exempt certain “internal restructurings” from the anti-inversion rules.

Treasury regulations promulgated under Section 7874 provide that stock in a foreign corporation held by a member of that foreign corporation’s “expanded affiliated group” (“EAG”) may be excluded from the numerator, but not the denominator, of the fraction to which the 80-percent test is applied if:

•                  before the acquisition of the U.S. corporation, 80 percent or more of the stock of the U.S. corporation was owned, directly or indirectly, by the corporation that is the common parent of the EAG after the transaction, and

•                  after the acquisition, 80 percent or more of the stock of the foreign acquiror is owned directly or indirectly by such common parent.

An EAG is a group of corporations, whether domestic or foreign, comprising (i) a parent corporation and (ii) each other corporation, more than 50 percent of the stock of which (measured by vote and value) is owned, in the aggregate, by the parent corporation or by other corporations in the group. The parent of FGX International Limited’s EAG is Medici I Investments Corp., a BVI corporation (“Medici I”), which (i) owned more than 80 percent of AAIFG immediately before the acquisition of that company by FGX International Limited and (ii) owned more than 80 percent of FGX International Limited after that acquisition by reason of its former ownership of AAIFG.

Accordingly, pursuant to the regulatory exception described above, we believe the stock of FGX International Limited that was owned by Medici I should be excluded from the numerator, but not the denominator, of the fraction to which the 80 percent test is applied. As a result, the 80 percent test is not satisfied, and Section 7874 should not apply to the acquisition of AAIFG by FGX International Limited. We believe our initial public offering of ordinary shares should not affect this conclusion. If we were treated as a U.S. corporation, dividends paid by us to Non-U.S. Holders generally would be subject to a 30% withholding tax, subject to possible reduction under an income tax treaty between the United States and the Non-U.S. Holder’s country of residence. In addition, in that event our ordinary shares would be deemed to be situated within the United States for purposes of the U.S. federal estate tax, and would be includible in the gross estate of a Non-U.S. Holder for purposes of that tax.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States (or outside the United States, if we are treated as a U.S. corporation under the anti-inversion rules) to a non-corporate U.S. Holder will be subject to information reporting requirements. Such payments or distributions to a non-corporate U.S. Holder also may be subject to backup withholding tax, if the non-corporate U.S. Holder:

•                  fails to provide an accurate taxpayer identification number;

•                  is notified by the IRS that he has failed to report all interest or dividends required to be shown on his United States federal income tax returns; or

•                  in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder who effects the sale of his ordinary shares by or through a U.S. office of a broker is subject to both information reporting and backup withholding tax on the payment of the proceeds unless he certifies that he is not a U.S. person, under penalties of perjury, or otherwise establishes an exemption. If a Non-U.S. Holder sells his ordinary shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to such holder outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a Non-U.S. Holder outside the United States, if such a holder sells his ordinary shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Such information requirements will not apply, however, if the broker has documentary evidence in its records that such holder is a non-U.S. person and certain other conditions are met, or such holder otherwise establishes an exemption. Backup withholding tax is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed such taxpayer’s United States federal income tax liability by filing a refund claim with the IRS.

MATERIAL BRITISH VIRGIN ISLANDS
TAX CONSEQUENCES

We are exempt, and all dividends, interest, rents, royalties, compensations and other amounts paid by us and capital gains realized with respect to any shares, debt obligations or other securities of ours are also exempt, from all provisions of the Income Tax Act (BVI). Further, no estate, inheritance, succession or gift tax is payable under BVI law with respect to any shares, debt obligations or other securities of ours.

Unless and until we have an interest in land situated in the BVI, or own shares in a subsidiary which has an interest in land situated in the BVI, all instruments relating to transfers of property to or by us, all instruments relating to transactions in respect of the shares, debt obligations or other securities of ours and all instruments relating to other transactions relating to our business are exempt from the payment of stamp duty in the BVI.

Unless and until we become an employer in the BVI, we shall not be liable for any payroll tax under the Payroll Taxes Act, 2003.

Holders who are not tax residents in the BVI will not be subject to any income, withholding, capital gains, estate or inheritance taxes in the BVI, with respect to our ordinary shares owned by them and dividends received on such ordinary shares.

LEGAL MATTERS

The validity of the issuance of the ordinary shares offered hereby has been passed upon for us by Ogier, Tortola, British Virgin Islands.

EXPERTS

The consolidated financial statements and schedule of FGX International Holdings Limited as of January 3, 2009 and December 29, 2007 and for each of the fiscal years ended January 3, 2009, December 29, 2007 and December 30, 2006 and the financial statements of Dioptics Medical Products, Inc. as of September 30, 2008 and September 30, 2007 and for each of the fiscal years ended September 30, 2008 and September 30, 2007 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements and other information with the SEC. You may read and copy any document that we file at the SEC’s public reference room at 100 F Street, N.E., Washington D.C. 20549. You can request copies of these documents by contacting the SEC and paying a fee for the copying cost. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus certain of the information we file with the SEC. This means we can disclose important information to you by referring you to another document that has been filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and will modify and supersede the information included in this prospectus to the extent that the information incorporated by reference modifies or supersedes the existing information.

The following documents filed by us with the SEC (File No. 001-33760) are hereby incorporated by reference into this prospectus, except as otherwise indicated:

•                  Our Annual Report on Form 10-K for the year ended January 3, 2009, as filed on March 13, 2009;

•                  Our Current Reports on Form 8-K filed on February 17 and February 25, 2009, and our Current Report on Form 8-K/A filed on February 9, 2009;

•                  The description of our ordinary shares contained in the section entitled “Description of Share Capital” in the prospectus included in our Registration Statement on Form S-1 (File No. 333-139525), filed on December 20, 2006, as amended (which is incorporated by reference into our Registration Statement on Form 8-A, filed on October 22, 2007 (File No. 001-33760)); and

•                  All documents we have filed with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus and to be part of this prospectus from the date of the filing of the documents.

You may obtain copies of these filings, at no cost, through the “Investors” section of our web site (www.fgxi.com), and you may request copies of these filings, at no cost, by writing or telephoning us at:

FGX International Holdings Limited
Attention: Investor Relations
500 George Washington Highway
Smithfield, Rhode Island 02917
Telephone: (401) 231-3800

Information contained on our web site that is not specifically incorporated by reference is not a part of this prospectus.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The registrant and the Plan hereby incorporate by reference into this Registration Statement the following documents:

(a)           The registrant’s Annual Report on Form 10-K for the year ended January 3, 2009, filed on March 13, 2009;

(b)           The registrant’s Current Reports on Form 8-K filed on February 17 and February 25, 2009, and the registrant’s Current Report on Form 8-K/A filed on February 9, 2009; and

(c)           The description of the registrant’s ordinary shares contained in the section entitled “Description of Share Capital” in the prospectus included in the registrant’s Registration Statement on Form S-1 (File No. 333-139525), filed on December 20, 2006, as amended (which description is incorporated by reference into the registrant’s Registration Statement on Form 8-A, filed on October 22, 2007 (File No. 001-33760)), including any further amendment or report filed hereafter for the purpose of updating such description.

All documents filed after the date of this Registration Statement by the registrant or by the Plan pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act and prior to the filing of a post-effective amendment that indicates that all of the securities offered hereunder have been sold or that deregisters all securities remaining unsold shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

Not Applicable.

Item 5. Interests of Named Experts and Counsel.

Not Applicable.

Item 6. Indemnification of Directors and Officers.

The BVI Business Companies Act, 2004 of the laws of the British Virgin Islands, permits a BVI business company to indemnify directors and officers and permits a BVI business company to acquire liability insurance for directors and officers. These provisions will not limit the liability of directors under United States federal securities laws. Under the registrant’s Amended and Restated Articles of Association, directors and officers are entitled to indemnification as follows:

1.     Subject to the limitations hereinafter provided, the registrant shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

        (a)   is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director or an officer of the registrant; or

        (b)   is or was, at the request of the registrant, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

2.     The registrant may only indemnify a person if the person acted honestly and in good faith and in what he or she believed to be in the best interests of the registrant and, in the case of criminal proceedings, the person had no reasonable cause to believe that his or her conduct was unlawful. The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the registrant and as to whether the person had no reasonable cause to believe that his or her conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the registrant’s Amended and Restated Articles of Association, unless a question of law is involved.

3.     The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the registrant or that the person had reasonable cause to believe that his or her conduct was unlawful.

4.     The registrant may purchase and maintain insurance in relation to any person who is or was a director, an officer or a liquidator of the registrant, or who at the request of the registrant is or was serving as a director, an officer or a liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the registrant has or would have had the power to indemnify the person against the liability as provided in the registrant’s Amended and Restated Articles of Association.

In addition, the registrant has entered into indemnification agreements with its directors and officers providing for indemnification to the greatest extent permitted by applicable law against (a) all expenses and liabilities incurred by any such person who was or is a party or is threatened to be made a party to, or otherwise becomes a participant (as a witness or otherwise) in, any proceeding (other than an action by or in the right of the registrant) by reason of the indemnitee’s status with or service to the registrant and (b) certain expenses if the indemnitee was or is a party or is threatened to be made a party to, or otherwise becomes a participant (as a witness or otherwise) in any proceeding by or in the right of the registrant to procure a judgment in the indemnitee’s favor by reason of the indemnitee’s status with or service to the registrant. Such agreements provide, among other things, that if a person to be indemnified has been successful on the merits of any Proceeding (as defined therein), the person is entitled to be indemnified against all expenses reasonably incurred by the person in connection therewith.

Item 7. Exemption from Registration Claimed.

Not Applicable.

Item 8. Exhibits.

(a)           The Exhibits to this Registration Statement are listed in the Exhibit Index to this Registration Statement, which Index is incorporated herein by reference.

Item 9. Undertakings.

(a)           The undersigned registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)            To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)           To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii)          To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2)           That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)           The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)           Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURE

The Registrant.  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Smithfield, State of Rhode Island, on this 13th day of March, 2009.

FGX INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Alec Taylor
Alec Taylor
Chairman and Chief Executive Officer

SIGNATURES AND POWERS OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Alec Taylor, Anthony DiPaola, and Jeffrey J. Giguere severally, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as any of them might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Alec Taylor	Chairman, Chief Executive Officer (Principal Executive Officer)	March 13,
Alec Taylor		2009

	Executive Vice President, Chief Financial Officer, Treasurer	March 13,
/s/ Anthony Di Paola	(Principal Financial and Accounting Officer)	2009
Anthony Di Paola

/s/ Jared Bluestein	Director	March 13,
Jared Bluestein		2009

/s/ Jennifer D. Stewart	Director	March 13,
Jennifer D. Stewart		2009

/s/ Zvi Eiref	Director	March 13,
Zvi Eiref		2009

/s/ Robert L. McDowell	Director	March 13,
Robert L. McDowell		2009

/s/ Charles Hinkaty	Director	March 13,
Charles Hinkaty		2009

The Plan.  Pursuant to the requirements of the Securities Act of 1933, the trustees (or other persons who administer the employee benefit plan) have duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Smithfield, State of Rhode Island, on this 13th day of March, 2009.

FGX INTERNATIONAL INC. 401(k) PROFIT SHARING PLAN

By:	/s/ Anthony Di Paola
Anthony Di Paola
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

No.	Description	Reference

4.1	Form of Specimen Ordinary Share Certificate	(1)

5.1	Opinion of Ogier	(2)

5.2	IRS Opinion Letter, dated March 31, 2008	(2)

23.1	Consent of KPMG, LLP, Independent Registered Public Accounting Firm (regarding reports with respect to certain audited financial statements of the registrant)	(2)

23.2	Consent of KPMG, LLP, Independent Registered Public Accounting Firm (regarding reports with respect to certain audited financial statements of Dioptics Medical Products, Inc.)	(2)

23.3	Consent of Ogier (included in Exhibit 5.1)	(2)

24.1	Powers of Attorney (included on the signature page of the initial filing of this Registration Statement)	(2)

(1)                                  Incorporated by reference to the filing of such exhibit with the registrant’s Form 10-Q for the period ended September 29, 2007 filed with the SEC on December 7, 2007 (File No. 001-33760).

(2)                                  Filed herewith.